                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                                Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] for the fiscal year ended June 30, 1994, or
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from
     ________________ to ______________________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.



REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA

                           THE PROCTER & GAMBLE
                         PROFIT SHARING TRUST AND
                         EMPLOYEE STOCK OWNERSHIP
                                   PLAN


                  Financial Statements and Supplemental
                Schedule for the Years Ended June 30, 1994 and 1993 and Independent Auditors' Report

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS
- - --------------------------------------------------------------------------
                                                                       PAGE

INDEPENDENT AUDITORS' REPORT                                             1

FINANCIAL STATEMENTS:
 Statements of Net Assets Available for Benefits, June 30, 1994 and
  1993                                                                   2
 Statements of Changes in Net Assets Available for Benefits for the
  Years Ended June 30, 1994 and 1993                                     3
 Notes to Financial Statements for the Years Ended June 30, 1994 and
  1993                                                                   4


SUPPLEMENTAL SCHEDULE:
 Assets Held for Investment, Item 27a of Form 5500, June 30, 1994        10


SCHEDULES OMITTED - The following schedules were omitted because of the absence of conditions under which they are required:
 Assets Acquired and Disposed Within the Plan Year
 Party-In-Interest Transactions
 Obligations In Default
 Leases In Default
 Reportable Transactions for the Year Ended June 30, 1994

Deloitte & Touche LLP
- - ---------------------
                Logo

                       ---------------------------------------------------
                       250 East Fifth Street     Telephone: (513) 784-7100
                       P.O. Box 5340
                       Cincinnati, Ohio 45201-5340


INDEPENDENT AUDITORS' REPORT

The Policy Committee of
 The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (Plan) as of June 30, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 1994 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 1994 financial statements taken as a whole.


/s/DELOITTE & TOUCHE LLP
- - ------------------------------
Deloitte & Touche LLP
September 2, 1994


- - ----------------
Deloitte Touche
Tohmatsu
International
- - ----------------

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 1994 AND 1993
___________________________________________________________________________
_________________________
                                                                1994
1993
INVESTMENTS, AT MARKET VALUE:
 Short-term investments, plus accrued interest         $   93,598,902     $
96,488,288
 Money market and bond funds                               87,553,372
27,264,941
 The Procter & Gamble Company common stock -
  82,088,903 shares (cost, $2,070,723,317)
  at June 30, 1994; 88,553,349 shares (cost,
  $1,995,006,542) at June 30, 1993                      4,381,495,198
4,604,774,148
 The Procter & Gamble Company ESOP Convertible
  Class A Preferred Stock:
   Series A - 34,269,348 shares (cost, $942,406,635)
    at June 30, 1994; 35,246,871 shares (cost,
    $969,269,861) at June 30, 1993                      1,829,126,450
1,832,837,292
   Series B - 19,142,418 shares (cost, $1,000,000,000)
    at June 30, 1994 and 1993                           1,021,726,561
1,000,000,000
 Deferred annuities                                       199,367,770
439,820,372
                                                       --------------     -
- - -------------
       Total investments                                7,612,868,253
8,001,185,041
                                                       --------------     -
- - -------------

ACCOUNTS RECEIVABLE:
 Contributions from The Procter & Gamble Company          139,491,316
147,391,187
 Dividends receivable (preferred stock)                    12,623,561
5,488,747
                                                       --------------     -
- - -------------
       Total accounts receivable                          152,114,877
152,879,934
                                                       --------------     -
- - -------------

LOANS TO PARTICIPANTS                                      59,912,330
66,668,991
                                                       --------------     -
- - -------------
       Total assets                                     7,824,895,460
8,220,733,966
                                                       --------------     -
- - -------------
LIABILITIES:
 Interest payable on notes and debentures                  67,485,332
70,262,899
 Notes payable (Series A Preferred Stock)                 787,197,415
836,585,455
 Debentures (Series B Preferred Stock)                  1,000,000,000
1,000,000,000

                                                       --------------     -
- - -------------
       Total liabilities                                1,854,682,747
1,906,848,354
                                                       --------------     -
- - -------------

NET ASSETS AVAILABLE FOR BENEFITS                      $5,970,212,713
$6,313,885,612
                                                       --------------     -
- - -------------
                                                       --------------     -
- - -------------

The accompanying notes are an integral part of these statements.

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 1994 AND 1993
___________________________________________________________________________
_________________________
                                                               1994
1993
ADDITIONS:
 Investment income:
  Net increase in market value of investments          $  208,484,918     $
752,580,295
  Dividends                                               258,174,091
252,433,918
  Interest on investments                                  39,133,490
52,643,274
  Interest on loans to participants                         4,793,006
5,974,430
                                                       --------------     -
- - -------------
     Investment income                                    510,585,505
1,063,631,917
 Contributions by The Procter & Gamble Company
  (Net of forfeitures of $1,323,762 in 1994
  and $1,061,306 in 1993)                                 199,728,316
205,973,187
                                                       --------------     -
- - -------------
     Total additions, net                                 710,313,821
1,269,605,104
                                                       --------------     -
- - -------------

DEDUCTIONS:
 Distributions to participants:
  The Procter & Gamble Company common stock -
   10,707,698 shares (cost, $256,201,027) in 1994;
   8,784,746 shares (cost, $197,527,282) in 1993         (584,099,076)
(434,444,782)
  Cash                                                   (302,014,934)
(229,827,824)
  Deferred annuities                                         (243,278)
(134,436)
  Money market and bond funds                              (6,077,121)
(4,347,610)
 Interest expense                                        (161,552,311)
(165,260,851)
                                                       --------------     -
- - -------------
     Total deductions                                  (1,053,986,720)
(834,015,503)
                                                       --------------     -
- - -------------

TRANSFERS OF ASSETS FROM RICHARDSON-VICKS
 PLANS
31,608,829
                                                       --------------     -
- - -------------

NET (DECREASE) INCREASE IN NET ASSETS                    (343,672,899)
467,198,430

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                      6,313,885,612
5,846,687,182
                                                       --------------     -
- - -------------

 End of year                                           $5,970,212,713
$6,313,885,612
                                                       --------------     -
- - -------------
                                                       --------------     -
- - -------------

The accompanying notes are an integral part of these statements.

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 1994 AND 1993
___________________________________________________________________________

1.   PLAN DESCRIPTION

     GENERAL - The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (PST or Plan) is a defined contribution plan covering substantially all domestic employees of The Procter & Gamble Company and certain of its subsidiaries (Company). The Plan is comprised of three trusts - the Long-Term Incentive Trust (LIT), the Retirement Distribution Trust (RDT) and the Employee Stock Ownership Trust
     (ESOT). These financial statements relate to the LIT, the RDT, and the ESOT. The Plan is funded through contributions by the Company.
     It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Profit Sharing Trust and Employee Stock Ownership Plan document should be referred to for the complete text of the Plan agreement.

     The ESOT was established by resolution of the Board of Directors of the Company on January 10, 1989. During March 1989, the ESOT borrowed $1,000,000,000 (see Note 8) and, with the proceeds from such borrowings, purchased 9,090,909 shares of The Procter & Gamble Company Series A ESOP Convertible Class A Preferred Stock (Series A Preferred Stock) (see Note 5). The number of shares initially issued increased to 36,363,636 as a result of the two-for-one stock splits effective October 20, 1989 and May 15, 1992.

     In May 1990 the Company's Board of Directors authorized an amendment to the Plan to establish an account in accordance with Section 401(h) of the Internal Revenue Code to fund a portion of medical expenses for retired Plan participants satisfying certain requirements specified in the Plan agreement. This amendment became effective July 1, 1990. During November 1990, the ESOT borrowed $1,000,000,000 (see Note 9) and with the proceeds from such borrowings, purchased 9,571,209 shares of The Procter & Gamble Company Series B ESOP Convertible Class A Preferred Stock (Series B Preferred Stock) (see Note 6). The number of outstanding shares increased to 19,142,418 as a result of the two-for-one stock split effective May 15, 1992. In June 1993 these shares were exchanged for an equal number of shares with identical terms, except for amended restrictions on transfer (see Note 6).

     PARTICIPANT ACCOUNTS - Each participant's account is credited with the allocation of Company contributions (see Note 10) and Plan earnings. Allocations are based on participant earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     VESTING - Vesting in participant accounts is based on years of service. A participant is fully vested after five years of service.

     PAYMENTS OF BENEFITS - On termination of service, a participant may elect to receive (1) all cash, securities and annuities in his or her account, (2) annual distribution of cash and securities in his or her account on a pro-rata basis not to exceed the lesser of 15 years or the participant's life expectancy, or (3) an annuity purchased for the value of his or her account.

     PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations and the Plan document.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The financial statements are prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at market value. Market value of The Procter & Gamble Company common stock is determined by composite trading prices on the New York Stock Exchange. The Company's common stock, included in the Plan's statements of net assets, is recorded at $53.375 and $52.00 per share as of June 30, 1994 and 1993, respectively. Market value of Series A Preferred Stock and Series B Preferred Stock is determined as the greater of the approximate market value of the Company's common stock as defined in the Plan agreement or $27.50 (Series A) and $52.24 (Series B) per share (see Notes 5 and 6). The Series A Preferred Stock, included in the Plan's statement of net assets, is recorded at $53.375 and $52.00 per share as of June 30, 1994 and 1993, respectively. Market value of the Series B Preferred Stock, included in the Plan's statement of net assets, is recorded at $53.375 and $52.24 per share as of June 30, 1994 and 1993, respectively. Deferred annuities are recorded at contract value, except for certain individual deferred annuities (see Note 7) recorded at cost as the insurance companies are unable to provide market values. Other investments are valued at cost which approximates fair value. Loans to participants are valued at the unpaid principal balance. The cost of securities sold, transferred or distributed is determined by the weighted average cost of securities allocated to the participant's account.

     EXPENSES OF THE PLAN - All administrative expenses of the Plan are paid by the Company.

3.   INCOME TAX STATUS

     The Procter & Gamble Company has received a determination letter from the Internal Revenue Service stating that the Plan, as amended, is a qualified employer's trust under Sections 401(a), 401(h) and 409 of the Internal Revenue Code and, as such, is exempt from federal income taxes under Section 501(a). The Plan participants are not taxed on the income and contributions made to their accounts, pursuant to the provisions of Section 402(a) of the Internal Revenue Code, until such time as the participant or the participant's beneficiary receives distributions from the Plan.

4.   PARTY-IN-INTEREST INVESTMENTS AND TRANSACTIONS

     The Procter & Gamble Company is a party-in-interest, as defined by ERISA. There were no prohibited party-in-interest investments or transactions during the years ended June 30, 1994 and 1993.

5.   SERIES A PREFERRED STOCK

     CONVERSION, DISTRIBUTION AND LIQUIDATION RIGHTS - The Series A Preferred Stock is convertible at any time by the holder at the rate of one share of the Company's common stock for each share of Series A Preferred Stock. Additionally, in order to make a distribution to a participant, the Series A Preferred Stock can be "put" to the Company at its liquidation value plus accrued dividends. Hence, upon distribution, participants will receive $27.50 per Series A Preferred Share, or one share of the Company's common stock, whichever has a higher value. LIT and RDT participants receive distributions upon termination. RDT participants age 55 and above may also elect to convert up to 50% of their Series A Preferred Shares to alternative investments which are held by the RDT. The market value of the Company's common stock as of June 30, 1994 and 1993 was $53.375 and

     $52.00, respectively per share. During 1994 and 1993, respectively, 977,523 and 616,516 Series A Preferred Shares were converted into common shares and retired.

     ELIGIBILITY - All participants of the LIT and RDT are eligible for allocation of Series A Preferred Stock.

     DIVIDEND RIGHTS - Annual dividends of $2.03 per share are paid quarterly at $0.5075 per share. In the event that dividends have not been paid when due, payment or declaration of dividends on securities subordinated to the Series A Preferred Stock generally is not permitted.

     CALL PROVISIONS - The Series A Preferred Stock is generally noncallable for a period of five years ending March 3, 1994. It may be called at certain premium amounts as described in the Company's amended articles of incorporation.

     VOTING RIGHTS - Each share is entitled to a number of votes equal to the number of shares of the Company's common stock into which it is convertible.

     RESTRICTIONS ON TRANSFER - The ESOT or another employee benefit plan of the Company are the only permissible holders of the Series A Preferred Stock. Upon transfer to any other holder, shares automatically convert to shares of the Company's common stock.

     ALLOCATION OF SHARES TO PARTICIPANT ACCOUNTS - Shares of the Series A Preferred Stock are released for allocation to participant accounts in accordance with the Plan agreement as the borrowings are repaid (see
     Note 8). In 1994 and 1993, 2,424,242 Series A Preferred Shares valued at $117,196,136 and $126,060,584, respectively, were released for allocation to participant accounts. At June 30, 1994 and 1993, 24,242,426 and 26,666,668 Series A Preferred Shares were unallocated.

6.   SERIES B PREFERRED STOCK

     CONVERSION, DISTRIBUTION AND LIQUIDATION RIGHTS - The Series B Preferred Stock is convertible at any time by the holder at the rate of one share of the Company's common stock for each share of Series B Preferred Stock. Additionally, in order to make a distribution to a participant for retiree medical expenses, the Series B Preferred Stock can be "put" to the Company at its liquidation price plus accrued dividends. Hence, upon distribution, participants will receive $52.24 per Series B Preferred Share, or one share of the Company's common stock, whichever has a higher value. In 1994 and 1993, there were no distributions of Series B Preferred Stock for retiree medical expenses.

     ELIGIBILITY - Active participants who are eligible to retire from the Company and all participants who have retired under the terms of the PST are eligible for allocation of Series B Preferred Stock.

     DIVIDEND RIGHTS - Annual dividends of $4.12 per share are paid quarterly at $1.03 per share. In the event that dividends have not been paid when due, payment or declaration of dividends on securities subordinated to the Series B Preferred Stock generally is not permitted.

     CALL PROVISIONS - The Series B Preferred Stock is generally noncallable for a period of five years ending November 27, 1995 and, after that time, may be called at certain premium amounts as described in the Company's amended articles of incorporation.

     VOTING RIGHTS - Each share is entitled to a number of votes equal to the number of shares of the Company's common stock into which it is convertible.

     RESTRICTIONS ON TRANSFER - Effective June 29, 1993, all shares of the Series B Preferred Stock were exchanged for an equal number of shares of Series B Preferred Stock with amended restrictions on transfer. Terms were amended to lift the transfer restrictions and to provide the Company with the right of first refusal on the purchase of Series B Preferred Stock. In prior years, the ESOT or another employee benefit plan of the Company were the only permissible holders of the Series B Preferred Stock. Upon transfer to any other holder, shares automatically converted to shares of the Company's common stock.

     ALLOCATION OF SHARES TO PARTICIPANT ACCOUNTS - Shares of the Series B Preferred Stock will be released for allocation to participant retiree health care fund accounts in accordance with the Plan agreement as interest and/or principal are paid (see Note 9). In 1994 and 1993, 543,296 Series B Preferred shares valued at $29,572,960 and $28,381,783, respectively, were released for allocation to participant accounts. At June 30, 1994 and 1993, 17,471,784 and 18,015,080,
     Series B Preferred shares were unallocated.

7.   DEFERRED ANNUITIES

     Deferred annuities owned by the Plan at June 30 are comprised of the following:

                                                     1994         1993

     Group deferred annuities (at contract value) $198,996,928 $439,184,342
     Individual deferred annuities (at cost)           370,842      636,030
                                                  ------------ ------------
     Total                                        $199,367,770 $439,820,372
                                                  ------------ ------------
                                                  ------------ ------------

8.   NOTES PAYABLE

     Notes payable consist of the following at June 30:
     INTEREST
       RATES   SERIES    MATURITY DATE            1994           1993

     7.99%     Series E  September 3, 1993                  $ 24,210,417
     7.99%     Series E  March 3, 1994                        25,177,623
     8.08%     Series F  September 3, 1994   $ 26,183,469     26,183,469
     8.08%     Series F  March 3, 1995         27,241,281     27,241,281
     8.12%     Series G  September 3, 1995     28,341,829     28,341,829
     8.12%     Series G  March 3, 1996         29,492,507     29,492,507
     8.14%     Series H  September 3, 1996     30,689,903     30,689,903
     8.14%     Series H  March 3, 1997         31,938,982     31,938,982
     8.17%     Series I  September 3, 1997     33,238,898     33,238,898
     8.17%     Series I  March 3, 1998         34,596,707     34,596,707
     8.17%     Series J  September 3, 1998     36,009,983     36,009,983
     8.17%     Series J  March 3, 1999         37,480,991     37,480,991
     8.33%     Series K  September 3, 1999     39,012,089     39,012,089
     8.33%     Series K  March 3, 2000         40,636,943     40,636,943
     8.33%     Series K  September 3, 2000     42,329,471     42,329,471
     8.33%     Series K  March 3, 2001         44,092,494     44,092,494
     8.33%     Series K  September 3, 2001     45,928,946     45,928,946
     8.33%     Series K  March 3, 2002         47,841,887     47,841,887
     8.33%     Series K  September 3, 2002     49,834,501     49,834,501
     8.33%     Series K  March 3, 2003         51,910,108     51,910,108
     8.33%     Series K  September 3, 2003     54,072,164     54,072,164
     8.33%     Series K  March 3, 2004         56,324,262     56,324,262
                                             ------------   ------------
     Total                                   $787,197,415   $836,585,455
                                             ------------   ------------
                                             ------------   ------------

     These notes are guaranteed by the Company. Repayment of principal and interest is to be funded through annual contributions by the Company and dividends received on the Series A Preferred Stock. Interest on the notes is payable semiannually on September 3 and March 3.

9.   DEBENTURES

     The debentures bear interest at a rate of 9.36% and are due on January 1, 2021. Mandatory sinking fund payments are required beginning July 1, 2006 and are payable semiannually thereafter. Interest is payable semiannually on July 1 and January 1. The debentures are guaranteed by the Company. Repayment of principal and interest is to be funded through annual contributions by the Company and dividends received on the Series B Preferred Stock.

10.  COMPANY CONTRIBUTION

     Annual credits to participants' accounts are based on individual base salary and years of service. The total credited to all accounts does not exceed 15% of total salaries and wages of Plan participants as defined in the Plan agreement. The Company's contribution is reduced by the value of Series A Preferred Shares released and available for allocation to ESOT participant accounts in accordance with terms specified in the Plan agreement (see Note 5). The Company also funds a portion of principal and interest payments on the notes payable and debentures (see Notes 8 and 9).

     Company contributions to the Plan for the years ended June 30 are as follows:

                                             1994               1993

     Contribution for Annual Fund Credit  $139,491,316       $147,391,187
     Contribution for debt service          60,237,000         58,582,000
                                          ------------       ------------

     Total                                $199,728,316       $205,973,187
                                          ------------       ------------
                                          ------------       ------------

11.  PLAN TRANSFERS

     Effective July 1, 1991, approximately 1,200 active participants in the Richardson-Vicks Individual Retirement Options Trust Plan (Richardson-Vicks Plan) were enrolled in the PST. Certain participants in the Richardson-Vicks Plan were also participants in the Richardson-Vicks Incentive Plan (Incentive Plan). In connection therewith, cash transferred from the Richardson-Vicks Plan in 1993 totaled $31,608,829.

12.  INVESTMENTS

     The Plan's investments (at market value) consist of the following at
     June 30.  Investments that represent five percent or more of the
     Plan's net assets are separately identified.
                                                1994           1993
     COMMON STOCK:
      The Procter & Gamble Company -
       82,088,903 shares at June 30, 1994;
       88,543,349 shares at June 30, 1993    $4,381,495,198 $4,604,774,148

     PREFERRED STOCKS:
      The Procter & Gamble Company ESOP
       Convertible Class A:
       Series A - 34,269,348 shares at
        June 30, 1994; 35,246,871 shares
        at June 30, 1993                      1,829,126,450  1,832,837,292
       Series B - 19,142,418 shares at
        June 30, 1994 and 1993                1,021,726,561  1,000,000,000

     DEFERRED ANNUITIES                         199,367,770    439,820,372

     SHORT-TERM INVESTMENTS,
      PLUS ACCRUED INTEREST                      93,598,902     96,487,403

     MONEY MARKET AND BOND FUNDS                 87,553,372     27,264,941
                                             -------------- --------------
     TOTAL                                   $7,612,868,253 $8,001,184,156
                                             -------------- --------------
                                             -------------- --------------


                                 * * * * * *


THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

ASSETS HELD FOR INVESTMENT
ITEM 27a of FORM 5500
JUNE 30, 1994
___________________________________________________________________________
_______________________________________________________


MARKET
IDENTITY OF ISSUE                     DESCRIPTION OF INVESTMENT                                  COST
VALUE
SHORT-TERM INVESTMENTS:
 Wachovia Bank                        Authorized Demand Notes, 4.4%                        $   22,345,906     $
22,345,906
 Goldman Sachs Group, LP              Promissory Note, Zero Coupon, due
July 1, 1994                              30,000,000                                           30,000,000
 Jal Capital Corporation              Promissory Note, Zero Coupon, due
September 2, 1994                         10,000,000                                           10,000,000
 Kamehaneha Schools                   Promissory Note, Zero Coupon, due
September 2, 1994                          9,777,000                                            9,777,000
 Nucor Corporation                    Promissory Note, Zero Coupon, due
July 1, 1994                               7,610,000                                            7,610,000
 Commercial Paper (Various companies) Interest rates ranging from 3.50% to
4.85%, dated
                                       February 10, 1994 through June 28,
1994, due
                                       July 1, 1994 through December 27,
1994                                      13,865,996                                           13,865,996
                                                                                           --------------     -
- - -------------
     Total short-term investments                                                          $   93,598,902     $
93,598,902
                                                                                           --------------     -
- - -------------
                                                                                           --------------     -
- - -------------

THE PROCTER & GAMBLE CO.              COMMON STOCK, NO PAR VALUE                           $2,070,723,317
$4,381,495,198
                                                                                           --------------     -
- - -------------
                                                                                           --------------     -
- - -------------
THE PROCTER & GAMBLE CO.              SERIES A ESOP CONVERTIBLE CLASS A
                                       PREFERRED STOCK, NO PAR VALUE                       $  942,406,635
$1,829,126,450
                                                                                           --------------     -
- - -------------
                                                                                           --------------     -
- - -------------

THE PROCTER & GAMBLE CO.              SERIES B ESOP CONVERTIBLE CLASS A
                                       PREFERRED STOCK, NO PAR VALUE                       $1,000,000,000
$1,021,726,561
                                                                                           --------------     -
- - -------------
                                                                                           --------------     -
- - -------------

VARIOUS INSURANCE COMPANIES           Deferred Annuities                                   $  199,367,770     $
199,367,770
                                                                                           --------------     -
- - -------------
                                                                                           --------------     -
- - -------------

MONEY MARKET AND BOND FUNDS:
 Wachovia Bank                        Money Market Fund                                    $   69,473,017     $
69,473,017
 JP Morgan                            Money Bond Fund                                           4,367,851
4,367,851
 Merrill Lynch                        Government Series Bond Fund                              13,712,504
13,712,504
                                                                                           --------------     -
- - -------------
    Total money market and bond funds                                                      $   87,553,372     $
87,553,372
                                                                                           --------------     -
- - -------------
                                                                                           --------------     -
- - -------------

LOANS TO PARTICIPANTS                 Various participants, interest rates
ranging
                                        from 5.5% to 10%, various
maturities
                                        through February 29, 2004                          $            0     $
59,912,330
                                                                                           --------------     -
- - -------------
                                                                                           --------------     -
- - -------------

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE
UNDERSIGNED HEREUNTO DULY AUTHORIZED.



                                   The Procter & Gamble Profit Sharing
                                   Trust and Employee Stock Ownership Plan


                                   /s/J.G. LEONE
Date:  November 30, 1994           ------------------------------------
                                   J. G. Leone
                                   Member, Policy Committee

                                EXHIBIT INDEX


Exhibit No.                                            Page No.

    23         Consent of Deloitte & Touche              12